UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Black Bear Offshore Master Fund Limited	2. Issuer Name and Ticker or Trading Symbol Neose Technologies, Inc. (NTEC)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __X__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) c/o CITCO Fund Services (Cayman Islands) Limited Corporate Centre, West Bay Road P.O. Box 31106-SMB	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year July 2002
(Street) Grand Cayman, Cayman Islands			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XXForm filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	07/02/2002	P		56,400	A	9.540	1,603,100 (see note)	D
Common Stock	07/03/2002	P		6,600	A	9.103		D
Common Stock	07/10/2002	P		21,700	A	9.079		D
Common Stock	07/11/2002	P		1,700	A	8.948		D
Common Stock	07/12/2002	P		500	A	8.970		D
Common Stock	07/15/2002	P		18,200	A	8.691		D
Common Stock	07/16/2002	P		13,600	A	8.219		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

Black Bear Offshore Master Fund Limited ("Filer") disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Securities Exchange Act of 1934, as amended.

Note: Filer's purchase of 56,400 shares on July 2, 2002 also is included in the amount of securities beneficially owned reported on the Form 3 filed on behalf of Filer on July 8, 2002.

Dated: August 1, 2002

Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C. Attorney-in-fact By: Eric M. Sippel Chief Operating Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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See Instruction 6 for procedure.

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